

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

George Schultze
Chief Executive Officer
Schultze Special Purpose Acquisition Corp. II
800 Westchester Avenue, Suite S-632
Rye Brook, NY 10573

> **Re: Schultze Special Purpose Acquisition Corp. II**
> **Amendment No. 1 to Form S-1**
> **Filed March 18, 2021**
> **File No. 333-254018**

Dear Mr. Schultze:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed March 18, 2021

Our Strategic Advisors, page 69

1. We note the disclosure on page 69, that your advisors will fulfill some of the same functions as your board members. Please describe in greater detail how your advisors will fulfill those functions. In addition, such statement is inconsistent with the next sentence stating that they will not perform board or committee functions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction